Henry Sullivan: Mr. Sullivan is a managing Director at SportBLX Inc, starting in June 2021. He brings more than twenty years of Wall Street trading, selling and marketing experience to SportBLX. Prior to working at SportBLX, Mr. Sullivan served as Director of Marketing at Clinton Group, Inc. and his network of transacted tested investors includes: endowments, foundations, family offices, sovereign wealth funds and pensions. Mr. Sullivan has been involved in branding and marketing retail oriented investment productsin North America, Asia, Europe and the Middle East. Prior to joining Clinton Group in 1997, Mr. Sullivan was a vice president at Bear Stearns.